Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

As representative of the several Underwriters

VIA EDGAR

March 10, 2017

Pamela Long
Assistant Director
Division of Corporation Finance
Office of Manufacturing and Construction
Securities and Exchange Commission
Mail Stop 4631
100 F Street N.E.
Washington, D.C. 20549

Ref.:	Ardagh Group S.A.
Registration Statement on Form F-1
File No. 333-214684

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the several underwriters (collectively, the “Underwriters”) of the proposed public offering of the Company’s Class A common shares, hereby joins the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern Time, on March 14, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 6, 2017, through the date hereof:

Preliminary Prospectus dated March 6, 2017:

Approximately 5,950 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Signature	Title

/s/ Edward Ruff	Vice President at Citigroup Global Markets Inc.
Edward Ruff

[Signature Page to Acceleration Request by Underwriters]